Exhibit 3.2

Articles of Association of Deutsche Bank Aktiengesellschaft

In conformity with the resolutions of the General Meeting on May ~~21~~18, 2017~~5and the resolution of the Chairman’s Committee of the Supervisory Board on March 19, 2017~~

I.    General Provisions

§ 1

The stock corporation bears the name

Deutsche Bank

Aktiengesellschaft

It is domiciled in Frankfurt am Main.

§ 2

(1)	The object of the enterprise is the transaction of banking business of every kind, the provision of financial and other services, and the promotion of international economic relations. The Company may realize this object itself or through subsidiaries and affiliated companies.

(2)	To the extent permitted by law, the Company is entitled to transact all business and take all steps which appear likely to promote the object of the Company, in particular to acquire and dispose of real estate, to establish branches at home and abroad, to acquire, administer and dispose of participations in other enterprises, and to conclude enterprise agreements.

§ 3

(1)	The Company’s notices shall be published in the Federal Gazette [Bundesanzeiger].

(2)	Information to the owners of admitted securities may also be communicated by way of remote data transmission.

II.    Share Capital and Shares

§ 4

(1)	The share capital is € 5,290,939,215.36.

It is divided into 2,066,773,131 no par value shares.

(2)	The Company shall not obtain any lien pursuant to its General Business Conditions in respect of the shares it has issued except by special pledging agreements.

~~(3)~~	~~The share capital is conditionally increased by up to € 230,400,000 through the issue of up to 90,000,000 new registered no par value shares. The conditional capital increase can only be carried out in so far as~~

~~a)~~	~~the holders of conversion rights or option rights that are linked with participatory notes or convertible bonds or bonds with warrants to be issued on or before April 30, 2017, by the Company or its affiliated companies, based on the authorization granted to the Management Board by resolution of the General Meeting on May 31, 2012, make use of their conversion or option rights, or~~

~~b)~~	~~the holders with conversion obligations of convertible participatory notes or convertible bonds to be issued on or before April 30, 2017, by the Company or its affiliated companies, based on the authorization specified above, fulfil their obligation to convert.~~

~~The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of conversion rights and/or option rights or by the fulfilment of conversion obligations. The Management Board is authorized to determine further details concerning the execution of the conditional capital increase.~~

~~(4)~~	~~The share capital is conditionally increased by up to € 256,000,000 through the issue of up to 100,000,000 new registered no par value shares. The conditional capital increase can only be carried out insofar as~~

~~a)~~	~~the holders of conversion rights or option rights that are linked with participatory notes or convertible bonds or bonds with warrants to be issued on or before April 30, 2019, by the Company or its affiliated companies, based on the authorization granted to the Management Board by resolution of the General Meeting on May 22, 2014, make use of their conversion or option rights, or~~

~~b)~~	~~the holders with conversion obligations of convertible participatory notes or convertible bonds to be issued on or before April 30, 2019, by the Company or its affiliated companies, based on the authorization specified above, fulfil their obligation to convert.~~

~~The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of conversion rights and/or option rights or by the fulfilment of conversion obligations. The Management Board is authorized to determine further details concerning the execution of the conditional capital increase.~~

(3)	The share capital is conditionally increased by up to €512,000,000 through the issue of up to 200,000,000 new registered no par value shares. The conditional capital increase can only be carried out insofar as

a)	the holders of conversion rights or option rights that are linked with participatory notes or convertible bonds or bonds with warrants to be issued on or before April 30, 2022, by the company or its affiliated companies, based on the authorization granted to the Management Board by resolution of the General Meeting on May 18, 2017, make use of their conversion or option rights, or

b)	the holders with conversion obligations of convertible participatory notes or convertible bonds to be issued on or before April 30, 2022, by the company and/or its affiliated companies, based on the authorization specified above, fulfill their obligation to convert.

The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of conversion rights and/or option rights or by the fulfillment of conversion obligations. The Management Board is authorized to determine further details concerning the execution of the conditional capital increase.

(4)	The Management Board is authorized to increase the share capital on or before April 30, 2022, once or more than once, by up to a total of €512,000,000 through the issue of new shares against cash payments. Shareholders are to be granted pre-emptive rights. However, the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights insofar as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights in full if the issue price of the new shares is not significantly lower than the quoted price of the shares already listed at the time of the final determination of the issue price and the total shares issued since the authorization in accordance with § 186 (3) sentence 4 Stock Corporation Act do not exceed 10% of the share capital at the time the authorization becomes effective – or if the value is lower – at the time the authorization is utilized. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).

(5)	The Management Board is authorized to increase the share capital on or before April 30, 2022, once or more than once, by up to a total of €2,048,000,000 through the issue of new shares against cash payments. Shareholders are to be granted pre-emptive rights. However, the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights insofar as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).

(6)	The share capital of the company is conditionally increased by up to €51,200,000 through the issue of up to 20,000,000 new registered no par value shares. The conditional capital increase serves solely to fulfill options that are awarded on or before April 30, 2022, on the basis of the authorization of the General Meeting on May 18, 2017. The conditional capital increase will only be carried out to the extent that the holders of the issued options make use of their right to receive shares of the company and the company does not award its shares in treasury to fulfill the options. The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of the options.

§ 5

(1)	The shares are registered shares. Shareholders must notify to the Company for registration in the share register, in particular where natural persons are concerned, their name, their address as well as their date of birth and, where legal persons are concerned, their style, their business address and their domicile, and in all cases the number of shares they hold. Electronic mail addresses and any subsequent changes thereto should be added to facilitate communication.

(2)	If, in the event of a capital increase, the resolution on the increase does not specify whether the new shares are to be made out to bearer or registered in a name, they shall be registered in a name.

(3)	The form that shares and dividend and renewal coupons are to take shall be determined by the Management Board in agreement with the Supervisory Board. The same shall apply to bonds and interest coupons. Global certificates may be issued. The claim of shareholders to have their shares and any dividend and renewal coupons issued in individual certificate form is excluded unless such issue is required by the rules in force at a stock exchange where the shares are listed.

III.    The Management Board

§ 6

(1)	The Management Board shall consist of not less than three members.

(2)	The Supervisory Board shall appoint the members of the Management Board and determine their number. The Supervisory Board may appoint deputy members of the Management Board.

§ 7

(1)	The Company shall be legally represented by two members of the Management Board or by one member jointly with a holder of procuration [Prokurist].

(2)	The deputy members of the Management Board shall rank equally with full members in respect of powers of representation.

§ 8

For the purpose of closer contact and business consultation with trade and industry, the Management Board may form regional Advisory Boards and Regional Advisory Councils, lay down rules of procedure for their business and establish the remuneration of their members. The Supervisory Board shall be informed once a year of any changes in the membership of the Advisory Boards and the Regional Advisory Councils.

IV.    The Supervisory Board

§ 9

(1)	The Supervisory Board shall consist of 20 members. They are elected for the period until conclusion of the General Meeting which adopts the resolutions concerning the ratification of acts of management for the fourth financial year following the beginning of the term of office. Here, the financial year in which the term of office begins is not taken into account. For the election of shareholder representatives, the General Meeting may establish that the terms of office ~~of up to five members~~of individual members may begin or end on differing dates.

(2)	In the election of shareholders’ representatives to the Supervisory Board and of any substitute members, the Chairman of the General Meeting shall be entitled to take a vote on a list of election proposals submitted by management or shareholders. If substitute members are elected on a list, they shall replace shareholders’ representatives prematurely leaving the Supervisory Board in the order in which they were named, unless resolved otherwise at the vote.

(3)	If a Supervisory Board member is elected to replace an outgoing member, the new member’s term of office shall run for the remainder of the outgoing member’s term. In the event that a substitute member takes the place of an outgoing member, the substitute member’s term of office shall expire – if a new vote to replace the outgoing member is taken at the first or second General Meeting after the vacancy arises – at the end of the said General Meeting, otherwise at the end of the outgoing member’s residual term of office.

(4)	Any member of the Supervisory Board may resign from office without being required to show cause subject to his giving one month’s notice by written declaration addressed to the Management Board.

§ 10

(1)	Immediately following a General Meeting ~~in which all members of the Supervisory Board to be elected by a General Meeting have been newly elected~~ at the end of which the employee representatives depart from office through rotation, a meeting of the Supervisory Board shall take place, for which no special invitation is required. At this meeting, the Supervisory Board under the chairmanship of its oldest member in terms of age shall elect from among its members and for the duration of its term of office the Chairman of the Supervisory Board and his Deputy in accordance with § 27 of the German Co-determination Act [Mitbestimmungsgesetz]. In the event of the Chairman of the Supervisory Board or his Deputy leaving before completion of his term of office, the Supervisory Board shall elect a substitute without delay.

(2)	The Deputy of the Chairman of the Supervisory Board has the legal and statutory rights and duties of the Chairman only if the latter is unable to exercise them. This is without prejudice to § 29 (2) sentence 3 and § 31 (4) sentence 3 of the German Co-determination Act.

§ 11

(1)	Meetings of the Supervisory Board are convened by the Chairman or, if the latter is unable to do so, by his Deputy, whenever required by law or for business reasons.

(2)	~~The Supervisory Board shall be deemed to constitute a quorum if the members have been invited in writing or by cable at their last given address and not less than half the total members which it is required to comprise take part in the voting in person or by written vote.~~ The Supervisory Board shall be deemed to constitute a quorum if the members have been invited at their last given contact details in writing, by telephone or through electronic means and not less than half the total members which it is required to comprise take part in the voting directly or by submitting written votes. The chair shall be taken by the Chairman of the Supervisory Board or his Deputy. The Chairman of the meeting shall decide the manner of voting.

(3)	Resolutions may also be taken without a meeting being called, by way of written, cabled, telephoned or electronic votes, if so ruled by the Chairman of the Supervisory Board or his Deputy. This also applies to second polls pursuant to § 29 (2) sentence 1 and § 31 (4) sentence 1 of the German Co-determination Act.

(4)	Resolutions of the Supervisory Board are taken with the simple majority of the votes unless otherwise provided by law. If there is equality of votes, the Chairman shall have the casting vote pursuant to § 29 (2) and § 31 (4) of the German Co-determination Act; a second poll within the meaning of these provisions can be requested by any member of the Supervisory Board.

(5)	If not all the members of the Supervisory Board are present to vote on a resolution and if absent members have not submitted written votes, the voting shall be postponed at the request of at least two members of the Supervisory Board who are present. In the event of such postponement, the new vote shall be taken at the next regular Supervisory Board meeting if no extraordinary meeting is called. At the new vote, a further minority call for postponement is not permitted.

(6)	If the Chairman of the Supervisory Board is present at the meeting, or if a member of the Supervisory Board in attendance is in possession of his written vote, sub-paragraph 5 shall not apply if the same number of shareholders’ representatives and employees’ representatives are personally present or participate in the voting on the resolution by written vote, or if any inequality is balanced out by individual members of the Supervisory Board not participating in the voting.

§ 12

(1)	The Supervisory Board may appoint a Presiding Committee and one or several other Committees from among its members; this is without prejudice to § 27 (3) of the German Co-determination Act. The functions and powers of the Committees and the relevant procedures to be adopted shall be determined by the Supervisory Board. To the extent permitted by law, decisive powers of the Supervisory Board may also be delegated to the Committees. For Committee resolutions, unless otherwise determined by mandatory legal regulations, § 11 (3) and (4) apply with the proviso that the casting vote of the Supervisory Board Chairman is replaced by that of the Committee Chairman; § 11 (5) and (6) do not apply.

(2)	Declarations of intention on the part of the Supervisory Board and its Committees shall be made in the name of the Supervisory Board by the Chairman or his Deputy.

§ 13

(1)	The approval of the Supervisory Board is required for

a)	the granting of general powers of attorney;

b)	the acquisition and disposal of real estate in so far as the object involves more than ~~1% of the Company’s liable capital and reserves pursuant to the German Banking Act [Gesetz über das Kreditwesen]~~ €500,000;

c)	the granting of credits, including the acquisition of participations in other companies, for which approval of a credit institution’s supervisory body is required under the German Banking Act;

d)	the acquisition and disposal of other participations, in so far as the object involves more than ~~2% of the Company’s liable capital and reserves pursuant to the German Banking Act~~ €1 billion.

The Supervisory Board must be informed without delay of any acquisition or disposal of such participations involving more than ~~1% of the Company’s liable capital and reserves~~€500,000.

(2)	The approvals under sub-paragraphs 1 b) and d) are also required if the transaction concerned is carried out in a dependent company.

(3)	The Supervisory Board may specify further transactions which require its approval.

§ 14

(1)	The members of the Supervisory Board receive a fixed annual compensation (“Supervisory Board Compensation”). The annual base compensation amounts to €100,000 for each Supervisory Board member, the Supervisory Board Chairman receives twice that amount and the Deputy Chairperson one and a half times that amount.

(2)	Members and chairs of the Committees of the Supervisory Board are paid additional fixed annual compensation as follows:

a.)	For Integrity Committee, Audit Committee and Risk Committee work: Chair: € 200,000, members: € 100,000.

b.)	For Mediation Committee work: no additional compensation.

c.)	For work on any other committee: Chair: € 100,000, members: € 50,000.

(3)	75% of the compensation determined according to paragraphs 1 to 2 is disbursed to each Supervisory Board member after submitting invoices ~~in February~~within the first three months of the following year. The other 25% is converted by the company at the same time into company shares based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of the preceding January, calculated to three digits after the decimal point. The share value of this number of shares is paid to the respective Supervisory Board member in February of the year following his departure from the Supervisory Board, or the expiration of his term of office, based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of the preceding January, provided that the member is not leaving the Supervisory Board due to important cause which would have justified dismissal.

(4)	In case of a change in the Supervisory Board membership during the year, the compensation for the financial year will be paid on a pro rata basis, rounded up/down to full months. For the year of departure, the entire compensation is paid in cash; the forfeiture regulation in paragraph 3 sentence 3 applies to 25% of the compensation for that financial year.

(5)	The company reimburses the Supervisory Board members for the cash expenses they incur in the performance of their office, including any turnover tax (VAT) on their compensation and reimbursements of expenses. Furthermore, any employer contributions to social security schemes that may be applicable under foreign law to the performance of their Supervisory Board work shall be paid for each Supervisory Board member affected. Finally, the Supervisory Board Chairman will be reimbursed appropriately for travel expenses incurred in performing representative tasks due to his function and reimbursed for costs for the security measures required based on his function.

(6)	In the interest of the company, the members of the Supervisory Board will be included in an appropriate amount, with a deductible, in any financial liability insurance policy held by the company. The premiums for this are paid by the company.

(7)	The above provisions are applicable for the first time for the financial year beginning on January 1, 2013 (compensation year), and replace the previous provisions in the Articles of Association with effect from this date.

V.    General Meeting

§ 15

The General Meeting called to adopt the resolutions concerning the ratification of acts of management of the Management Board and the Supervisory Board, the appropriation of profits, the appointment of the annual auditor and, as the case may be, the establishment of the annual financial statements (Ordinary General Meeting) shall be held within the first eight months of each financial year.

§ 16

(1)	The General Meeting shall be called by the Management Board or the Supervisory Board to take place in Frankfurt am Main, Düsseldorf, or any other German city with over 500,000 inhabitants.

(2)	The General Meeting must be convened, in so far as no shorter period is admissible by law, at least thirty days before the end of the day on which shareholders must register to take part; the day of convention and the last day of the period of notice (§ 17 (2) of the Articles of Association) are not counted here.

(3)	The General Meeting is to be convened with a period of notice of at least ten days before the General Meeting if it is called in particular to adopt a resolution on a capital increase and the conditions specified in § 36 (5) sentence 1 Act on the Recovery and Resolution of Institutions and Financial Groups [Gesetz zur Sanierung und Abwicklung von Instituten und Finanzgruppen] exist.

§ 17

(1)	Shareholders who are entered in the share register and who register in time for the meeting are entitled to take part in the General Meeting and to exercise their voting rights.

(2)	The registration must be received by the Company at the address specified in the notice of convention in written or electronic form at least 5 days – in the case of § 16 (3) at least 3 – before the meeting. The day of receipt is not to be counted in this.

(3)	Details regarding registration and the issue of admission cards must be given in the invitation.

(4)	The Management Board is authorized to make arrangements for shareholders to take part in the General Meeting without being present in person and without naming an authorized representative, and to exercise all or some of their rights fully or partially, using electronic communication. In this context, the Management Board is also authorized to establish regulations on the scope and procedures for the participation and exercising of rights in accordance with sentence 1. Any use of these procedures and the regulations established for them are to be announced when convening the General Meeting.

(5)	The Management Board is authorized to arrange for shareholders to submit their votes in writing or using electronic communication (absentee voting) without attending the General Meeting. The Management Board is also authorized to establish regulations on the procedure in accordance with sentence 1. Any use of these procedures and the regulations established for them are to be announced when convening the General Meeting.

§ 18

(1)	Each no par value share carries one voting right.

(2)	In the event of shares not having been fully paid up, the voting right shall commence, in accordance with § 134 (2) sentences 3 and 5 of the Stock Corporation Act, when the minimum contribution required by law has been paid.

(3)	The voting right can be exercised by an authorized representative (proxy). The issue of the power of attorney, its cancellation and proof of the proxy authorization vis-à-vis the Company are required in text form. This is without prejudice to § 135 of the Stock Corporation Act. In the convocation of the General Meeting, a simplification may be specified.

§ 19

(1)	The Chairman of the Supervisory Board chairs the General Meeting. If he is unable to do so, the General Meeting is chaired by a Supervisory Board member elected by the majority of the shareholder representatives on the Supervisory Board. In the event that none of these persons takes the chair, the Chairman of the meeting shall be elected by the General Meeting under the direction of the oldest shareholder present.

(2)	The Chairman directs the proceedings and determines the sequence of speakers and the sequence in which the items on the agenda are dealt with. In the course of the General Meeting he may determine appropriate restrictions on the speaking time, the time for putting questions and/or the total time available in general for speaking and putting questions or for individual speakers. The Management Board is authorized to determine whether and to what extent the General Meeting or parts of the General Meeting shall be transmitted via electronic media. The transmission may also take place in a form to which the public has unlimited access.

§ 20

(1)	The resolutions of the General Meeting are taken by a simple majority of votes and, in so far as a majority of capital stock is required, by a simple majority of capital stock, except where law or the Articles of Association determine otherwise.

(2)	The Chairman shall determine the form and further particulars of the voting. The voting result shall be obtained by ascertaining the “yes” and the “no” votes. The Chairman shall also determine the manner in which the votes are to be ascertained, for instance by deducting the “yes” or “no” votes and the abstentions from the overall number of votes to which the voters are entitled.

(3)	The Supervisory Board shall be authorized to amend the Articles of Association in so far as such amendments merely relate to the wording.

VI.    Annual Statement of Accounts and Appropriation of Profits

§ 21

The financial year of the Company is the calendar year.

§ 22

(1)	The Management Board shall, within the first three months of each financial year, prepare the annual financial statements (balance sheet, profit and loss account, notes) and the management report for the preceding financial year, and submit them to the auditor.

(2)	The Supervisory Board shall submit its report to the Management Board within one month from the date of receipt of the statements which must be presented to it. If the report is not submitted within this period, the Management Board shall promptly specify an additional period of not more than one month for the Supervisory Board to submit its report. If the report is not made available to the Management Board prior to the expiration of such additional period of time, the annual financial statements shall be deemed not to have been approved by the Supervisory Board.

§ 23

(1)	The distributable profit shall be distributed among the shareholders unless the General Meeting determines otherwise. The General Meeting may resolve a non-cash distribution instead of or in addition to a cash dividend.

(2)	In so far as the Company has issued participatory certificates and the respective conditions of participatory certificates grant the holders of the participatory certificates a claim to distribution from the distributable profit, the claim of the shareholders to this portion of the distributable profit is excluded (§ 58 (4) of the Stock Corporation Act).

(3)	The dividends due to the shareholders are always distributed in proportion to the contribution made on their share in share capital and in proportion to the time which has elapsed since the date fixed for contribution.

(4)	In the event of new shares being issued, a different dividend entitlement may be established for such shares.

VII.    Formation of Deutsche Bank AG

§ 24

The Company was formed by the re-amalgamation of Norddeutsche Bank AG, Deutsche Bank AG West and Süddeutsche Bank AG, which had been disincorporated from Deutsche Bank in 1952 according to the Law on the Regional Scope of Credit Institutions [Gesetz über den Niederlassungsbereich von Kreditinstituten].

VIII.    Contribution and Acquisition Provisions contained in the Disincorporation Agreement of September 27, 1952

§ 25

(1)	Pursuant to § 3 of the Big Bank Law [Großbankengesetz], Deutsche Bank contributes to the successor institution, Süddeutsche Bank Aktiengesellschaft, its entire business previously transacted by Bayerische Creditbank, Südwestbank in Stuttgart and Mannheim, Oberrheinische Bank, Württembergische Vereinsbank, Hessische Bank and Rheinische Kreditbank in the Federal States [Länder] of Bayern, Baden/Württemberg (now Südweststaat), Rheinland-Pfalz and Hessen. The contribution includes all assets and all liabilities acquired or created in the course of this business.

(2)	The assets include in particular:

a)	all real estate and similar rights located in the Federal States of Bayern, Baden/Württemberg (now Südweststaat), Hessen and Rheinland-Pfalz,

b)	all mortgage rights (including pre-registrations) held for own account on real estate in the Federal States of Bayern, Baden/Württemberg (now Südweststaat), Hessen and Rheinland-Pfalz,

c)	all claims and the related securities as well as all other rights and assets recorded in the previous institutions’ books per December 31, 1951,

d)	all rights arising from trusteeships, particularly from such as relate to bond issues where the borrower was domiciled, per December 31, 1951, in the Federal States of Bayern, Baden/Württemberg (now Südweststaat), Hessen or Rheinland-Pfalz,

e)	Deutsche Bank’s equalization claims, allocated in accordance with § 8 of the 2nd Conversion Law Implementing Order [Durchführungsverordnung zum Umstellungsgesetz], arising out of the contribution balance sheet per December 31, 1951. Should these equalization claims be subsequently increased or reduced pursuant to a correction of the conversion account, this amendment will be credited or debited to the successor institution in so far as this institution has acquired the respective asset or liability in the conversion account.

(3)	The liabilities include in particular:

a)	all commitments recorded in the previous institutions’ books per December 31, 1951,

b)	all commitments resulting from the trusteeships mentioned under (2) d),

c)	all foreign commitments resulting from § 6 (2) of the 35th Conversion Law Implementing Order, subject to the provision of § 7 (2) of the Big Bank Law,

d)	all pension liabilities towards entitled persons resident per December 31, 1951 in the Federal States of Bayern, Baden/Württemberg (now Südweststaat), Hessen or Rheinland-Pfalz, subject to the provision that all expenses under this heading are to be shared between Süddeutsche Bank Aktiengesellschaft and its sister institutions, Norddeutsche Bank Aktiengesellschaft and Rheinisch-Westfälische Bank Aktiengesellschaft, according to the formula used so far, i.e. on the basis of staff expenditure in the respective year. This does not include retirements from the previous institutions after December 31, 1951, which must be borne by the institution concerned. Should the aforementioned pension liabilities be otherwise regulated following a change in the law in the Federal territory or in West Berlin or in the rest of Germany, the above regulation will cease to apply, with retroactive effect.

(4)	The contribution of assets and the acquisition of liabilities take place as at and with effect from January 1, 1952, subject to the provision that the contributed business of the previous institutions shall be deemed to have been transacted from the said date for the account of the new successor institution. The basis for the contributed assets and acquired liabilities is the balance sheet per December 31, 1951,

appended to this document. The assets and liabilities shown in this balance sheet have been valued provisionally. The definitive contribution will be effected at the values established with legal validity in the balance sheet for tax purposes drawn up for Deutsche Bank’s business in the Federal territory per December 31, 1951. If, as a result of the values established – whether by an increase in assets or a decrease in liabilities – the value of the assets should rise, then the incremental value – less a reasonable deduction on the assets side for depreciation in the interim period – must be added to the successor institution’s legal reserve.

(5)	According to the balance sheet per December 31, 1951, the value of contributed assets less acquired liabilities amounts to a total of

DM 56,195,000.

Deutsche Bank guarantees that this value exists. As a set-off against this contribution, Süddeutsche Bank Aktiengesellschaft awards Deutsche Bank shares in the nominal amount of DM 39,996,000. Pursuant to § 8 and § 9 of the Big Bank Law, these shares will be transferred to the Bank deutscher Länder as trustee for the shareholders of Deutsche Bank.